FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X                       Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

      Yes                         No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

15 May 2023

HSBC HOLDS INVESTOR AND ANALYST ASIA SEMINAR
GIVES PROFITABLE ASIA GROWTH OUTLOOK AS THE REGION DRIVES
INTERNATIONAL AMBITIONS

Today, HSBC Holdings plc ('HSBC') updates investors on its Asia growth outlook, underlining the critical role the region plays in the bank's international growth ambitions. The insight into HSBC's Asia business is part of a week-long seminar for investors and analysts, held in Hong Kong and Singapore.

During the week, HSBC will discuss the following medium-term[1] ambitions for its Asia business:

●
High-single digit percentage Wealth revenue growth;
●
Mid-single digit percentage lending growth over the medium-to-long-term, more cautious in the short-term and;
●
Mid-teens RoTE.

"In addition to our core strength in Hong Kong, we now have growth engines in mainland China, India, Singapore and beyond," said Group Chief Executive Noel Quinn. "We have spent the last three years transforming the Asia business, fine-tuning the portfolio and investing in technology to provide an integrated international offering for our customers, and ultimately generating strong returns for our shareholders.

"All parts of HSBC Asia are now motoring. In mainland China, we are ideally positioned to facilitate business with the rest of the world; in South and Southeast Asia, we have invested heavily in Singapore, and we have significantly bolstered our growing business in India.

"We have continued to invest in our digital capabilities, which help us serve customers more efficiently and at scale, and we are supporting clients as they manage their transition to a low-carbon economy.

"We now have an unrivalled international proposition that supports our Asia customers looking to trade with and grow in markets across Europe, the Middle East and the Americas, and vice versa. As our client base has grown year on year, we have been with them at every step to support and guide them. We have proved that our globally interconnected offering is needed and valued now more than ever before.

"Today's ambitions show the strategy is working, we are generating strong returns for our shareholders and we are confident there is more to come."

The HSBC Group ambition remains a RoTE of at least 12% from 2023.

Today's session will include presentations and Q&A on HSBC's overall Asia business, its operations in Hong Kong and mainland China, and the strategic focus of its Commercial Banking and Wealth & Personal Banking businesses in those two markets. The Hang Seng Bank management team will also make a presentation.

The presentations from today's seminar will be available shortly before 8:15am HKT at:

●
hsbc.com/investors/investor-events-and-presentations
●
hangseng.com/en-hk/about-us/investor-relations

Investor enquiries to:
UK: Richard O'Connor	+44 (0) 790 9873 681	investorrelations@hsbc.com
HK: Mark Phin Yafei Tian	+852 2822 4908 +852 2899 8909	investorrelations@hsbc.com.hk
Media enquiries to:
UK: HK: Aman Ullah	+44 (0) 20 7991 8096 +852 3941 1120	pressoffice@hsbc.com aspmediarelations@hsbc.com.hk

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 62 countries and territories. With assets of US$2,990bn at 31 March 2023, HSBC is one of the world's largest banking and financial services organisations.

Forward looking statements
This announcement contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements may be identified by the use of terms such as 'expects,' 'targets,' 'believes,' 'seeks,' 'estimates,' 'may,' 'intends,' 'plan,' 'will,' 'should,' 'potential,' 'reasonably possible', 'anticipates,' 'project', or 'continue', variation of these words, the negative thereof or similar expressions or comparable terminology. HSBC has based the forward-looking statements on current plans, information, data, estimates, expectations and projections about, among other things, results of operations, financial condition, prospects, strategies and future events, and therefore undue reliance should not be placed on them. These forward-looking statements are subject to risks, uncertainties and assumptions about HSBC and Honkong and Shanghai Banking Corporation Limited ('HBAP'), as described under 'Cautionary statement regarding forward-looking statements' contained in each of HSBC's Annual Report on Form 20-F for the year ended 31 December 2022, filed with the U.S. Securities and Exchange Commission ('SEC') on 22 February 2023 ('HSBC's 2022 Form 20-F') and in the 'HBAP' Annual Report and Accounts 2022 (the 'HBAP 2022 ARA'). HSBC undertakes  no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur. Investors are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates. No representation or warranty is made as to the achievement or reasonableness of and no reliance should be placed on such forward-looking statements. Additional information, including information on factors which may affect the business of HSBC and HBAP, is contained in each of HSBC's 2022 Form 20-F and the HBAP 2022 ARA.

Alternative Performance Measures
This announcement contains non-IFRS measures used by management internally that constitute alternative performance measures under European Securities and Markets Authority guidance and non-GAAP financial measures defined in and presented in accordance with SEC rules and regulations ('Alternative Performance Measures'). The primary Alternative Performance Measures we use are presented on a 'constant currency' basis which is computed by adjusting comparative period reported results for the effects of foreign currency translation differences, which distort period-on-period comparisons. Reconciliations between Alternative Performance Measures and the most directly comparable measures under IFRS are provided in our 1Q 2023 Earnings Release furnished with the SEC on Form 6-K on 2 May 2023 and which is available at www.hsbc.com/ results-and-announcements.

ends/all

[1] Medium term is defined as to 3-4 years from 1 January 2023; long term is defined as 5-6 years from 1 January 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 15 May 2023